EXHIBIT 12.1


               NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (Millions of Dollars)


                    Six months ended
                          June 30            Year ended December 31
                       2000      1999    1999    1998   1997  1996   1995

EARNINGS
Income from continuing
  operations before
  income taxes as
  reported             $68       $189    $351    $845   $998  $1,166 $1,089
Add:
  Total interest
  expenses (as
  detailed below)       368       343     708     688    530     182    173
  Amortization of
  capitalized
  interest                2         2       4       3      3       3      2
  Income (loss) of
  partially owned
  entities (1)           41        46      47     165    113       1      --
   Subsidiaries'
   preferred dividend
   requirement            1         1       2       2      2       2       3
                          -         -       -       -      -       -       -

  Income before
   income
   taxes, as
   adjusted            $480      $581   $1,112  $1,703  $1,646  $1,354 $1,267
                       =====   ======  ======= =======  ======  ====== ======
FIXED CHARGES

Interest expense on    $279      $259   $531    $516      $385  $116     $113
debt Other
interest expense         21        15     35      27        32    36       31

Calculated interest
   portion of rent
   expense               19        17    35       31        30    30       29
NS' share of Conrail
   interest              49        52   107      114        83    --       --
Total interest
   expenses             368       343   708      688       530    182     173
Capitalized interest      8         8    15       21        17     12      14

Subsidiaries' preferred
 dividend requirement
 on a pretax basis        2         2     4        4         4      4       4

Total fixed
  charges              $378      $353   $727    $713      $551    $198   $191

RATIO OF EARNINGS
TO FIXED CHARGES       1.27      1.65   1.53    2.39      2.99    6.84   6.63

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense on an annual basis related to $7.8 million of debt guaranteed for a less than 50% owned entity.